December 11, 2007

Via Federal Express
Sonia Barros, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Baywood International, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed November 30, 2007
File No. 333-144792

Dear Ms. Barros:

Reference is made to your letter dated December 7, 2007, regarding the above-referenced filing.  Below, we have listed the comments contained in your letter, with our responses to the comments immediately following your comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the amended Form SB-2.

General

1.
We have reviewed your response to our prior comment 1.  Given the nature and size of this offering, the offering still appears to be a primary offering.  If you revise the size of this offering to reduce the number of shares of common stock being offered by each selling securityholder, we will reconsider whether the offering should be categorized as a primary offering.  We may have further comments upon reviewing your response.

Response: Subsequent to receipt of your letter, you advised us by telephone that we are required to reduce only the number of shares of common stock offered by the Selling Securityholders, and not the number of shares of Convertible Preferred Stock or Warrants (including the Investor Warrants and Additional Warrants) offered.  Accordingly, we plan to revise the Form SB-2 to reduce the number of shares of common stock offered by each Selling Securityholder who is listed in Amendment No. 2 to the Form SB-2 as offering a number of shares of common stock that is more than 10% of 34,006,136 (which is the total number of shares of common stock outstanding prior to the 2007 Private Placement that are held by persons other than the Selling Securityholders and their affiliates and affiliates of Baywood) to a number of shares of common stock, including Anti-Dilution shares being registered, that is less than 10% of 34,006,136.  We do not plan to reduce the number of shares of common stock offered by Selling Securityholders who are listed as offering less than 10% of 34,006,136.

Sonia Barros, Esq.

December 11, 2007

Please confirm your agreement with the above-described method that we plan to implement to revise the Form SB-2 by signing where indicated below and returning an executed copy of this letter to my attention in the pre-addressed stamped envelope provided herein.

Very truly yours,

Baywood International, Inc.

	By:	/s/ Neil Reithinger
Neil Reithinger, President &
Chief Executive Officer

AGREED TO:

Sonia Barros, Esq.

cc: David I. Schaffer, Esq.